UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-166079-04*

CF Composite, Inc.**

(Exact name of registrant as specified in its charter)

4 Parkway North, Suite 400

Deerfield, Illinois 60015

(847) 405-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 6.875% Senior Notes due 2018 of CF Industries, Inc.

Guarantees of 7.125% Senior Notes due 2020 of CF Industries, Inc.

Guarantees of Debt Securities of CF Industries, Inc.

(Title of each class of securities covered by this Form)***

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, each of CF Composite, Inc., CF Industries Enterprises, Inc. (formerly known as Terra Capital, Inc.; successor to Terra Capital Holdings, Inc., Terra Industries Inc. and Terra Nitrogen GP Holdings Inc.), CF Industries Nitrogen, LLC (successor to Port Neal Corporation and Terra Mississippi Nitrogen, Inc.), CF Industries Sales, LLC (successor to Beaumont Ammonia Inc., Beaumont Holdings Corporation, BMC Holdings Inc., Terra International, Inc., Terra Methanol Corporation, Terra Mississippi Holdings Corp., Terra Nitrogen Corporation and Terra (U.K.) Holdings Inc.), Terra Environmental Technologies LLC (successor to Terra Environmental Technologies Inc.), Terra Houston Ammonia, Inc., Terra International (Oklahoma) Inc., Terra LP Holdings LLC and Terra Real Estate Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 23, 2013	By:	/s/ Douglas C. Barnard
		Name:	Douglas C. Barnard
		Title:	Senior Vice President,
General Counsel and Secretary

*	Additional file numbers to which this notice on Form 15 relates are set forth in the table of additional registrants attached as Annex A to this notice on Form 15.
**

Additional registrants to which this notice on Form 15 relates are identified in the table of additional registrants attached as Annex A to this notice on Form 15. The filing of this notice on Form 15 is being effected (i) with respect to Beaumont Ammonia Inc., Beaumont Holdings Corporation, BMC Holdings Inc., Terra International, Inc., Terra Methanol Corporation, Terra Mississippi Holdings Corp., Terra Nitrogen Corporation and Terra (U.K.) Holdings Inc., by CF Industries Sales, LLC, a Delaware limited liability company, as successor to each of such persons; (ii) with respect to Terra Capital Holdings, Inc., Terra Industries Inc. and Terra Nitrogen GP Holdings Inc., by CF Industries Enterprises, Inc., a Delaware corporation formerly known as Terra Capital, Inc., as successor to each of such persons; (iii) with respect to Port Neal Corporation and Terra Mississippi Nitrogen, Inc., by CF Industries Nitrogen, LLC, as successor to each of such persons; and (iv) with respect to Terra Environmental Technologies Inc., by Terra Environmental Technologies LLC, a Delaware limited liability company, as successor to Terra Environmental Technologies Inc.

***

Each of the registrants to which this notice on Form 15 relates was released from its guarantees of the 6.875% Senior Notes due 2018 of CF Industries, Inc. and the 7.125% Senior Notes due 2020 of CF Industries, Inc. on May 1, 2012.

Annex A

TABLE OF ADDITIONAL REGISTRANTS(1)

Exact name of registrant as specified in its charter	Commission File Number
Beaumont Ammonia Inc.	333-166079-03
Beaumont Holdings Corporation	333-166079-02
BMC Holdings Inc.	333-166079-01
CF Industries Enterprises, Inc. (formerly known as Terra Capital, Inc.)	333-166079-18
Port Neal Corporation	333-166079-20
Terra Capital Holdings, Inc.	333-166079-19
Terra Environmental Technologies LLC (formerly Terra Environmental Technologies Inc.)	333-166079-17
Terra Houston Ammonia, Inc.	333-166079-16
Terra Industries Inc.	333-166079-15
Terra International, Inc.	333-166079-14
Terra International (Oklahoma) Inc.	333-166079-13
Terra LP Holdings LLC	333-166079-12
Terra Methanol Corporation	333-166079-11
Terra Mississippi Holdings Corp.	333-166079-10
CF Industries Nitrogen, LLC (formerly Terra Mississippi Nitrogen, Inc.)	333-166079-09
CF Industries Sales, LLC (formerly Terra Nitrogen Corporation)	333-166079-08
Terra Nitrogen GP Holdings Inc.	333-166079-07
Terra Real Estate Corporation	333-166079-06
Terra (U.K.) Holdings Inc.	333-166079-21

(1)         The address, including zip code, and telephone number, including area code, of each additional registrant’s principal executive offices is as follows:

4 Parkway North, Suite 400

Deerfield, Illinois 60015

(847) 405-2400